SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2011
_______________________

SILICOM LTD.
(Translation of Registrant’s name into English)
_______________________

8 Hanagar St., P.O.Box 2164, Kfar-Sava 44425, Israel
 (Address of Principal Executive Offices)
_______________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐          No ☒

This report on Form 6-K is incorporated by reference into all effective registration statements filed by the Registrant under the Securities Act of 1933.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SILICOM Ltd. (Registrant)

By:	/s/ Eran Gilad
Eran Gilad
CFO

Dated:  February 22, 2011

FOR IMMEDIATE RELEASE

EARNINGS RELEASE

SILICOM SECURES MAJOR DESIGN WIN FROM
SECURITY BUSINESS UNIT OF FORTUNE-100
NETWORKING COMPANY

- Annual Run Rate Expected to Ramp Up Gradually
to More Than $2M -

KFAR SAVA, Israel—February 22, 2011--Silicom Ltd. (NASDAQ and TASE: SILC) today announced that the Security Business Unit of one of its major customers, a Fortune-100 company and one of the world’s largest providers of networking security solutions, has selected Silicom to supply the multi port server adapters required for its new firewall appliances. Based on the customer’s forecasts, Silicom expects sales of these adapters to ramp up to an initial level of approximately $2 million per year until its older generation of appliances is fully replaced by the new one, and then to continue to grow gradually.

The Design Win represents a strategic departure for this customer, which has traditionally relied on internally-developed customized solutions for use in its appliances. The customer gave Silicom an opportunity to create a solution for a specific challenge in one of its appliances, and, impressed by the speed of its response and the technological excellence of its solution, recognized the advantage of utilizing Silicom products in conjunction with its own. As such, the customer has now developed confidence in Silicom’s technologies and solutions, and may begin to consider their deployment throughout its portfolio.

This is the second business unit within the customer’s organization to use Silicom products. Since 2006, Silicom has been supplying bypass cards for the customer’s WAN Optimization appliances, with 2010 sales totaling approximately $1.5 million.

Commenting on the news, Mr. Shaike Orbach, Silicom’s President and CEO, said, “We are proud and excited to have achieved this major new Design Win with such an important and prestigious client, the first step in what we hope will become a long-term, ongoing relationship with this Business Unit. Although today’s Design Win relates only to one of the customer’s firewall appliances, our solutions are relevant to many of their security offerings, and they are already evaluating our bypass solutions for an additional appliance. As such, we believe this first deal opens up a virtually unlimited range of opportunities for additional Design Wins, with each new win representing the potential to generate a significant ongoing flow of orders.”

Mr. Orbach continued, “To build out our value for this customer and for the market as a whole, we continue to develop our proprietary technologies and to introduce innovative new concepts and products, a fact which helped us secure this deal.  We believe that references from strategic customers like this one – a customer that is now engaged with Silicom by two business units - will help us in penetrating new portions of the market. This, together with our new products, the growing market demand and the significant potential inherent in our large and satisfied customer base, will help us continue to deliver strong growth in the years ahead.”

About Silicom

Silicom Ltd. is an industry-leading provider of high-performance networking solutions designed to increase the throughput and availability of networking appliances and server-based systems.

Silicom’s large and growing base of OEM customers includes most of the market-leading players in the areas of WAN Optimization, Security and other mission-critical gateway applications. Silicom’s products include a variety of multi-port 1/10 Gigabit Ethernet server adapters, innovative internal and external BYPASS solutions and advanced Smart adapters, including SSL encryption solutions and Redirector adapters.

In addition, Silicom's patent-pending new SETAC (Server To Appliance Converter) product family is a unique solution that enables standard servers to be configured as network appliances with high-density front networking ports and no-hassle port modularity.

For more information, please visit: www.silicom.co.il.

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the Company's control, which may cause actual results, performance, or achievements of the Company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, those detailed in the Company's periodic filings with the Securities and Exchange Commission. The Company disclaims any duty to update such statements.

Company Contact: Eran Gilad, CFO Silicom Ltd. Tel: +972-9-764-4555 E-mail: erang@silicom.co.il	Investor relations contact: Kenny Green / Ehud Helft CCG Israel Investor Relations Tel: +1 646 201 9246 E-mail: silicom@ccgisrael.com